Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207115

Prospectus Supplement No. 9

(to Prospectus dated November 24, 2015)

Shares of Common Stock Underlying

$5,500,000 Senior Secured Convertible Debentures and Series B Warrants

This prospectus supplement supplements the prospectus dated November 24, 2015 (the “Prospectus”), which relates to the resale of up to 511,123 (post-split) shares of our common stock to be offered by the selling stockholders including 404,412 (post-split) shares of common stock upon the conversion of outstanding senior secured convertible debentures in the amount of $5,500,000 (“Debentures”), and up to 106,711 (post-split) shares of common stock upon the exercise of Series B Warrants.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on Nasdaq Capital Market under the symbol “KOOL.” The warrants will not be listed or quoted on any trading market. On March 9, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $4.20 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 10, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2016

CESCA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-16375	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road

Rancho Cordova, California 95742

(Address and telephone number of principal executive offices) (Zip Code)

(916) 858-5100

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Principal Officers.

On March 9, 2016, the Board of Directors of Cesca Therapeutics Inc. (the “Company”) increased the size of its board to five members, and appointed Dr. Xiaochun Xu as a new member of the Board of Directors of the Company pursuant to the terms of a Nomination and Voting Agreement dated February 13, 2016 by and among the Company, Boyalife Investment Inc. and Boyalife (Hong Kong) Limited (the “Voting Agreement”). The terms of the Voting Agreement were previously disclosed and described in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2016 and February 13, 2016 (the “Prior Reports”). Dr. Xu is expected to be appointed to one or more committees of the Board at future meetings, but currently serves on no committee.

Dr. Xu is the Founder, Chairman and CEO of Boyalife Group. He received a Ph.D. degree in Immunology from Washington University School of Medicine (St. Louis, USA) and an Executive MBA degree from Emory University (Atlanta, USA). Since 2000 he served as a Project Leader at Pfizer, as a Director of Research at two publicly-traded companies and as a Vice President at Founder Group, a major Chinese technology conglomerate with interests in information technology, pharmaceuticals, real estate, finance, and commodities trading. Founder Group was established by Peking University in 1986.

Dr. Xu will receive an annual Board of Director retainer of $35,000 paid quarterly, and will also receive a nonqualified stock option grant of 1,250 shares. The options have a seven year life and vest monthly over one year.

Dr. Xu has not previously held any positions with the Company. Dr. Xu has no family relationships with any director or executive officer of the Company, or persons nominated or chosen by the Company to become directors or executive officers.

Dr. Xu is the Chairman of Boyalife Investment Inc. and Boyalife (Hong Kong) Limited . As previously disclosed in the Company’s Prior Reports, the Company raised aggregate proceeds of $15.0 million pursuant to the Boyalife Financing Transaction with Boyalife Investment Inc. and Boyalife (Hong Kong) Limited. Together, Boyalife Investment Inc. and Boyalife (Hong Kong) hold 14,705,882 shares of the Company’s Common Stock, debentures in the aggregate principal amount of $12.5 million and warrants to purchase 70,588,235 shares of the Company’s Common Stock.

Other than the foregoing disclosure, the Company is not aware of any transaction in which Mr. Xu has an interest requiring disclosure under Item 404(a) of Regulation S-K, and there are no other arrangements or understandings between management and Dr. Xu with respect to his appointment as a director other than the Voting Agreement.

For more information, see the Press Release attached as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

Exhibit No.     Exhibit Description

99.1     Press release, titled “Cesca Therapeutics Appoints Dr. Xiaochun Xu, Chairman and CEO of Boyalife Group, to Board of Directors” dated March 10, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cesca Therapeutics Inc.
a Delaware Corporation

Dated: March 10, 2016	/s/ Michael Bruch
Michael Bruch, Chief Financial Officer